=============================================================================


                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                             _________________


                                FORM 8-A





                       FOR REGISTRATION OF CERTAIN CLASSES
                  OF SECURITIES PURSUANT TO SECTION 12(B) OR (G)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                             MAGNETEK, INC.

             (Exact name of registrant as specified in its charter)





                DELAWARE                              95-3917584
  (State of incorporation or organization)          (I.R.S. Employer
                                                  Identification No.)



       26 CENTURY BOULEVARD
           P.O. BOX 290159
         NASHVILLE, TENNESSEE                          37229-0159
 (Address of principal executive offices)              (zip code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.



       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE OF WHICH
       TO BE BE REGISTERED             EACH CLASS IS TO BE REGISTERED
       -------------------             ------------------------------

  Preferred Stock Purchase Rights         New York Stock Exchange


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(12), please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /


  Securities to be registered pursuant to Section 12(g) of the Act: None


=============================================================================

     ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On March 3, 1997 the Board of Directors of MagneTek, Inc. (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable on March 17, 1997 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

          The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement (the "Rights Agreement") dated as of March 4, 1997 by and between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

          1.   COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

          Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

          2.   DISTRIBUTION DATE

          The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding Common Shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder or (c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person.

          Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

          3.   ISSUANCE OF RIGHT CERTIFICATES

          As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

          4.   EXPIRATION OF RIGHTS

          The Rights shall expire on March 4, 2000 unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years.

          5.   EXERCISE OF RIGHTS

          Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

          (a) RIGHT TO PURCHASE PREFERRED SHARES. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares"), at an exercise price of $60 (sixty dollars) (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock, whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 1,000 times the dividends declared on each Common Share or (ii) a preferential annual dividend of $1.00 per Preferred Share ($.001 per one one-thousandth of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $1.00 per Preferred Share ($.001 per one one-thousandth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 1,000 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 1,000 votes, voting together with the Common Shares.
In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 1,000 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share.

          (b) RIGHT TO PURCHASE COMMON SHARES OF THE COMPANY. From and after the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $60), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

          (c) RIGHT TO PURCHASE COMMON STOCK OF A SUCCESSOR CORPORATION. If, on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $60), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

          6.   ADJUSTMENTS TO PREVENT DILUTION

          The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

          7.   CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

          No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-thousandth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

          8.   REDEMPTION

          At any time prior to the earlier of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder, (b) the tenth business day after the 15% Ownership Date or (c) the first event of the type giving rise to exercise rights under
Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the right of the holders of Rights thereafter shall be to receive the Redemption Price.

          9.   EXCHANGE

          At any time after the 15% Ownership Date and prior to the first date thereafter upon which a 15% Stockholder shall be the beneficial owner of 50% or more of the outstanding Common Shares, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio per Right equal to that number of Common Shares which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

          10.  NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

          Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

          11.  AMENDMENT OF RIGHTS AGREEMENT

          The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder, (b) the 15% Ownership Date, (c) the first event of the type giving rise to exercise rights under Section 5(c) above, or (d) the Redemption Date, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder, provided, further that from and after the first date upon which there shall exist a 15% Stockholder, the Rights Agreement shall not be supplemented or amended in any manner without the approval of a majority of the Company's directors who were directors prior to such date.

     ITEM 2.   EXHIBITS

          Attached hereto as an exhibit and incorporated herein by reference is a form of Rights Agreement dated as of March 4, 1997 by and between the Company and The Bank of New York, as Rights Agent.

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                         MAGNETEK, INC.


Dated:  March 11, 1997                   By /S/SAMUEL A. MILEY
                                            ___________________
                                            Samuel A. Miley
                                            Vice President, General Counsel
                                            and Secretary

                                 EXHIBIT INDEX

                                                                 Sequentially
Exhibit No.                                                      numbered page
-----------                                                      -------------



4.1 Form of Rights Agreement dated as of March 4, 1997 by and between the Company and The Bank of New York, as Rights Agent.